Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF

INTERIM FINANCIAL INFORMATION

To the Shareholders

Avianca Holdings S.A.

Introduction

We have reviewed the accompanying March 31, 2019 condensed consolidated interim financial information of Avianca Holdings S.A., and subsidiaries (the “Group”), which comprises:

•	The condensed consolidated statements of financial position as at March 31, 2019;

•	The condensed consolidated statements of other comprehensive income for the three-month periods ended March 31, 2019 and 2018;

•	The condensed consolidated statements of changes in equity for the three-month periods ended March 31, 2019 and 2018;

•	The condensed consolidated statements of cash flows for the three-month periods ended March 31, 2019 and 2018; and

•	Notes to the interim financial information.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review

Except as explained in the Basis for a Qualified Conclusion paragraph, we conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for a qualified conclusion

As indicated in notes 2 (f) and 27 to the interim financial information, at the end of April 2019 the Group was notified by certain financial entities, with which it has established financial agreements to finance the purchase of aircraft, on the breach of certain obligations that its controlling shareholder has in relation to financing agreements for aircraft not operated by the Group. This situation causes a breach of certain obligations in the financing agreements established by the Group with such entities. The Group is in the process to determine with its controlling shareholder the date from which the aforementioned non-compliance was generated, but was unable to do so before the approval of the interim financial information. As a result, management was not able to determine if it is required to reclassify to short-term the amounts presented in the interim financial information of long-term financial obligations for US$743 million as of March 31, 2019. Had we been able to complete our review of the date from which the aforementioned non-compliance was generated, matters might have come to our attention indicating that adjustments might be necessary to the interim financial information.

Qualified conclusion

Except for adjustments to the condensed interim financial information that we might have become aware of had it not been for the situation described in Basis for qualified conclusion paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying March 31, 2019 condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

Material uncertainty related to continue as a going concern

We draw attention to notes 2 (f), 26 and 27 to the condensed consolidated interim financial information, which indicate that the controlling shareholder of Avianca Holding S.A. has breached certain obligations in various financing agreements. These events, in turn, generate breaches in the financing agreements of aircraft with the Group’s Export Credit Agencies (ECAs) and potential breaches of certain lending and financing contracts, aircraft leases and other Group’s contracts related to the potential change of control, which could lead to the early termination or cancellation of these contracts. These circumstances indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our review report is not modified in respect of this matter.

/s/ KPMG S.A.S

May 15, 2019
Bogotá, Colombia

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